UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

UNSEEN SOLAR, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-54392	27-1662208
(State or other jurisdiction	(Commission File No.)	(IRS Employer Identification No.)
of incorporation)

505 Camino Elevado
Bonita, CA 91902
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (619) 247-9630

Approximate Date of Mailing: September 5, 2012

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF UNSEEN SOLAR, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

     This Information Statement is being mailed to holders of record of shares of common stock of Unseen Solar, Inc., a Delaware corporation (“Company,” “we,” “us,” or “our”), as of September 4, 2012, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed acquisition (the “Purchase”) by the Company of all of the issued and outstanding shares of capital stock of Western Water Consultants, Inc., a California corporation (“Western”) in exchange for the issuance to the shareholders of Western (the “Selling Shareholders”) of 4,500,000 shares of common stock of the Company (the “Consideration Stock”) in accordance with that certain Stock Purchase Agreement dated August 30, 2012 (the “SPA”), as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 5, 2012, which is incorporated herein by reference. In accordance with the SPA, the Consideration Stock shall represent approximately sixty percent (60%) of the issued and outstanding shares of capital stock of the Company. The closing of the Purchase (the “Closing”) shall occur when Western completes an audit of its financial statements as required to be filed by the Company upon the Closing in accordance with U.S. securities laws and upon certain other closing conditions. It is currently anticipated that the Closing will occur on or around September 30, 2012.

     As such, following the Closing, the Selling Shareholders shall own approximately 60% of the Company’s issued and outstanding common stock and Western shall become a wholly-owned subsidiary of the Company. As a condition of the Purchase, there will be a change in the majority of the Company’s Board of Directors at Closing.

     Specifically, it is anticipated that Mr. Martin Pastoriza Ramos will resign as our sole director, and as our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President, Secretary and Treasurer, at Closing. Effective upon the resignation of Mr. Ramos, it is anticipated that Craig S. McMillan and Steve W. Roussin will be appointed as members of our Board of Directors (collectively, the “Incoming Directors”). In addition, it is expected that Mr. McMillan will be appointed as our new Chief Executive Officer and Secretry, and Mr. Roussin will be appointed as our new President and Chief Financial Officer (collectively, the “Incoming Officers”).

     This Information Statement is being mailed on or about September 4, 2012, to all holders of record on such date. A stockholder vote is not required and will not be taken with respect to the appointment of the New Directors and New Executive Officers. You are not required to take any action with respect to the appointment of the New Directors and New Executive Officers.

     The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the SPA filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 5, 2012. The Company intends to file a Current Report on Form 8-K upon the Closing.

Voting Securities

     There are currently issued and outstanding 3,000,000 shares of our common stock, par value $0.0001 per share (“Common Stock”). No shares of our preferred stock are outstanding. Each common stockholder is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

Change in Control

     There has been no change in control of the Company since the beginning of our last fiscal year. Subject to the satisfaction of the closing conditions set forth in the proposed Purchase, the Selling Shareholders will receive 4,500,000 shares of Common Stock of the Company.

Directors and Executive Officers

     The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.

Name	Age	Position
Craig S. McMillan	61	Director, Chief Executive Officer and Secretary
Steve W. Roussin	61	Director, President and Chief Financial Officer

     The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual stockholders’ meeting and are qualified, subject to removal by the Company’s stockholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

     Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

Biographies

Craig S. McMillan

     Mr. McMillan is currently the co-founder, Co-Chief Executive Officer and a director of Western, positions he has held since 2004. Western is an environmental services company. Prior to his work with Western, in 1993, Mr. McMillan founded Pacific Water Consultants, Inc. (PWC), a private industrial water-treatment firm based in the American Southwest. After five years of operations, Mr. McMillan and his partner successfully sold PWC to Harpure Enterprises. After the acquisition, Mr. McMillan was the manager of both AquaServ Engineers, a wholly-owned subsidiary of Harpure and Pacific Water Consultants managing West coast operations and over 20 employees. From 1982 to 1993, Mr. McMillan worked for Betz Laboratories, an industrial water and waste treatment firm, where he was promoted 7 times in 11 years ultimately to West Coast Regional Manager. While at Betz, Mr. McMillan filled various duties including sales, logistics, employee management, and various onsite technical duties. Mr. McMillan began his career in 1977 as a Marine Biologist with Dames & Moore, an international consulting firm for environmental impact and engineering studies. At Dames & Moore, Mr. McMillan was a registered Dive Master and Chief Scientist where he headed projects internationally including: The Gulf of Mexico, the Middle East region, the North Sea, the Gulf of Alaska, and many other territories. Mr. McMillan received a Bachelor’s of Science degree in Marine Biology/Ocean Engineering from Cal State Long Beach. The Company believes that Mr. McMillan’s experience in the environmental services industry and his prior business experience are expected to contribute to the Board’s efforts to expand the Company’s business and implement the Company’s business and strategic objectives after the Closing.

Steve W. Roussin

     Mr. Roussin is currently the co-founder, Co-Chief Executive Officer and a director of Western, positions he has held since 2004. Prior to his work with Western, in 1996, Mr. Roussin joined Pacific Water Consultants, Inc. (PCW), which eventually became a division of Harpure Enterprises, Inc. As Sales Manager of PWC, Mr. Roussin was responsible for expanding sales into the San Joaquin Valley and Nevada. After Harpure’s acquisition of PWC, Mr. Roussin left to co-found Western in 2004. From 1993 to 1994, Mr. Roussin worked for Laidlaw Environmental where he was District Manager of Southern California. While at Laidlaw, Mr. Roussin managed $40 million in sales, 20 employees, and oversaw sale and customer service operations specifically for the Southern California district. From 1984 to 1989, Mr. Roussin worked for Chemlink Petroleum (a division of Arco Chemical), where he managed $3 million in sales, technical personal, transportation and warehousing, DOT regulations, and EPA compliance. Mr. Roussin began his career in 1981 with Nalco Chemical as a technical sales representative. While at Nalco, his responsibilities included facility treatment for clientele, sales, shipment and logistics, and employee management. Mr. Roussin worked at Nalco Chemical until 1984. Mr. Roussin received his Bachelor’s of Arts degree from Cal State Northridge. The Company believes that Mr. Roussin’s management experience will be a valuable resource as the Company seeks to expand its business after the Closing.

Terms of Office

     The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

     The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

Certain Relationships and Transactions

     There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended January 31, 2012 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. Mr. McMillan and Mr. Roussin, the proposed Incoming Directors and Incoming Officers, are currently directors and officers of Western.

     In accordance with the proposed Purchase, the Selling Shareholders will own approximately 60% of the issued and outstanding capital stock of the Company. Messrs. McMillan and Roussin are the Selling Shareholders. Accordingly, Messrs. McMillan and Roussin will be issued certain shares of our Common Stock in connection with the Purchase.

     Other than the transactions, including the proposed Purchase, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

     As we have not yet adopted a Code of Ethics, we rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

     During the fiscal year ended January 31, 2012, we did not have any independent directors on our Board of Directors. Neither of our proposed Incoming Directors is expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

     Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

     Our current directors and executive officers and our incoming directors and executive officers have not been involved in any of the following events during the past ten years:

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

	ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

     Our Board of Directors held no formal meetings during the fiscal year ended January 31, 2012. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Delaware General Corporation Law and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

     We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

     After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

     Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

     Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Edward F. Myers II, the Company’s former President, Chief Executive Officer, Chief Financial Officer and a former director has not made any of his required Section 16(a) filings.

Family Relationships

     There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

     Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

     In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

     In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, such stockholder must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Unseen Solar, Inc., 505 Camino Elevado, Bonita, CA 91902. The Board has determined not to adopt a formal methodology for communications from stockholders.

Board Leadership Structure and Role on Risk Oversight

     Mr. Martin Pastoriza Ramos currently serves as the Company’s Chief Executive Officer, President and a Director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed Purchase, Mr. McMillan will serve as our Chief Executive Officer and a Director. The proposed Incoming Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

     Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors is exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

     We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended.

Executive Compensation

     No director, officer or employee of the Company received compensation during the fiscal years ended January 31, 2012 or 2011.

Security Ownership of Principal Stockholders, Directors, and Officers

     The Company has only one class of stock outstanding, its Common Stock. The table below sets forth the number and percentage of shares of our common stock owned as of September 4, 2012, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding stock, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address	Amount and Nature	Percentage
of Beneficial Owner (2)	of Beneficial Ownership	of Class (1)
Martin Pastoriza Ramos, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President, Secretary, Treasurer and Director 505 Camino Elevado, Bonita, CA 91902	-	-
All Officers and Directors as a Group	-	-

5% Holders
Edward F. Myers II (3) Former Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President, Secretary, Treasurer and Director 4139 Corral Canyon Bonita, CA 91902	2,050,000	68.33%

_____________________________

(1)	Based on 3,000,000 shares of our common stock outstanding as of September 4, 2012.

(2)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Mr. Myers resigned from any and all officer and director positions held with the Company effective May 9, 2012.

Other Information

     We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at 505 Camino Elevado, Bonita, CA 91902.

Unseen Solar, Inc.
By Order of the Board of Directors

/s/ Martin Pastoriza Ramos
Martin Pastoriza Ramos
Chief Executive Officer